UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT
TO SECTION 15(d) OF THE
SECURITIES EXCHANGE
ACT OF 1934
(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2025,
or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from _____ to _____
Commission file number 0-16125

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
FASTENAL COMPANY & SUBSIDIARIES 401(k) AND
EMPLOYEE STOCK OWNERSHIP PLAN

B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:
FASTENAL COMPANY
2001 Theurer Boulevard
Winona, Minnesota 55987

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

Page
Report of Independent Registered Public Accounting Firm Grant Thornton LLP	1
Financial Statements
Statements of Net Assets Available for Benefits as of December 31, 2025 and 2024	2
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2025	3
Notes to Financial Statements as of December 31, 2025 and 2024, and for the year ended December 31, 2025	4
Supplemental Schedule
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2025	10
Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.
Signatures
Exhibit
23.1 Consent of Independent Registered Public Accounting Firm - Grant Thornton LLP

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
Financial Statements and Supplemental Schedule
December 31, 2025 and 2024
(With Report of Independent Registered Public Accounting Firm)

Report of Independent Registered Public Accounting Firm

Plan Administrator and Plan Participants
Fastenal Company & Subsidiaries 401(k) and Employee Stock Ownership Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Fastenal Company & Subsidiaries 401(k) and Employee Stock Ownership Plan (the "Plan") as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental schedule of assets (held at end of year) as of December 31, 2025 ("supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Grant Thornton LLP
We have served as the Plan's auditor since 2025.
Atlanta, Georgia
June 4, 2026

FASTENAL COMPANY & SUBSIDIARIES 401(k)
AND EMPLOYEE STOCK OWNERSHIP PLAN
Statements of Net Assets Available for Benefits
December 31, 2025 and 2024

	2025	2024
Assets:
Total investments at fair value	1,206,599,971	1,039,093,227
Receivables:
Employer contribution	22,245,913	19,717,867
Participant contributions	—	—
Total receivables	22,245,913	19,717,867
Total assets	1,228,845,884	1,058,811,094
Liabilities:
Excess contributions payable	4,870	1,987
Net assets available for benefits	$1,228,841,014	1,058,809,107
See accompanying Notes to Financial Statements.

FASTENAL COMPANY & SUBSIDIARIES 401(k)
AND EMPLOYEE STOCK OWNERSHIP PLAN
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2025

Additions:
Contributions:
Participant	$62,490,946
Rollover	2,115,508
Employer	22,245,913
Total contributions	86,852,367
Investment income:
Dividends	31,911,370
Net appreciation in fair value of investments	141,814,042
Net investment income	173,725,412
Total additions	260,577,779
Deductions:
Benefits paid to participants	(89,652,824)
Administrative expenses	(893,048)
Total deductions	(90,545,872)
Net increase in net assets	170,031,907
Net assets available for benefits:
Beginning of year	1,058,809,107
End of year	$1,228,841,014
See accompanying Notes to Financial Statements.

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
Notes to Financial Statements
As of December 31, 2025 and 2024, and for the year ended December 31, 2025
(1)    Description of the Plan
The following description of the Fastenal Company & Subsidiaries 401(k) and Employee Stock Ownership Plan (the Plan), which is sponsored by Fastenal Company and its Participating Affiliates ('Fastenal,' 'we,' 'our,' 'us,' or 'employer'), provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.
General
The Plan is a defined contribution plan covering all full-time and part-time U.S. employees of Fastenal. Employees are eligible to participate in the Plan beginning on the first of the month on or after completing 60 days of service and attaining the age of 18. Bank of America, N.A., serves as the trustee and Merrill Lynch, Pierce, Fenner & Smith Incorporated, a wholly-owned subsidiary of Bank of America Corporation, serves as recordkeeper of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Under the Plan, the 401(k) Plan Committee is responsible for administration, management, and control of the assets of the Plan (including the designation of investment funds).
Our common stock is available through the portion of the Plan that is classified as an Employee Stock Ownership Plan (ESOP). The Plan is intended, in part, as a voluntary stock ownership vehicle for those participants who wish to use the Plan for that purpose. The Plan offers participants a voluntary dividend pass-through option to have dividends paid in cash, which would otherwise be automatically reinvested. Any dividends paid by us on stock held by the Plan are deductible to Fastenal for federal income tax purposes.
On December 23, 2025, the Plan was amended, effective May 1, 2025, to add Roth in-plan conversions whereby participants can now convert portions of their Plan accounts to "Roth" tax treatment. The Plan was also amended, effective January 1, 2025, to clarify the treatment of state paid or state mandated disability or medical and family leave programs under the Plan. The Plan was also amended, effective January 1, 2026, to clarify that the Plan provides for higher catch-up contributions for participants age 60 to 63, as well as to document the required Roth catch-up contribution requirement under the Setting Every Community Up for Retirement Enhancement 2.0 Act of 2022 (SECURE 2.0 Act), whereby certain high wage earners are required to make any catch-up contributions on an after-tax Roth basis.
Contributions
Contributions to the Plan include (i) salary deferral contributions authorized by participants, (ii) participant rollover contributions from another qualified plan, and (iii) discretionary matching contributions made by Fastenal.
Participants' contributions are recorded in the period that the participants' payroll deductions are made and are 100% vested at all times. Salary deferral contributions include pre-tax deferrals and Roth 401(k) deferrals. The Plan includes an automatic enrollment provision for newly hired and rehired employees meeting eligibility requirements, unless they affirmatively elect not to participate in the Plan. Participants are automatically enrolled with a 5% pre-tax deferral and contributions are invested in an age-based target retirement investment option. Alternatively, participants may contribute an amount not less than 1% or more than 100% of their eligible compensation. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions, including, effective January 1, 2025, the higher catch-up contributions allowed for participants who will be age 60 to age 63 as of the end of the plan year. Changes in contributions are allowed based on the provisions of the Plan.
The Plan allows for rollover contributions to be made to the Plan by eligible participants. These rollover contributions are eligible distributions from other tax-qualified plans or individual retirement accounts that participants elect to have invested in the Plan either by a direct rollover to the Plan or by a distribution followed by a contribution within 60 days of receipt. Effective May 1, 2025, participants can also complete a Roth in-plan conversion of certain amounts allocated to the participants' accounts, whereby the participant elects to change the tax treatment of the converted amounts from pre-tax (which is subject to taxation on distribution) to Roth (which is tax free, if the distribution is a qualified distribution under applicable law). The amounts converted are subject to income tax to the participant in the year of the conversion.
The Plan's discretionary employer matching contributions are 100% vested when made. Discretionary contributions are reported as an employer contribution receivable on the Statement of Net Assets Available for Benefits and were paid to the Plan subsequent to the respective year end.
Contributions are subject to certain Internal Revenue Code (IRC) limitations. Highly compensated employees may be limited to lower contribution percentages in order for the Plan to satisfy the nondiscrimination tests of the IRC.

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
Notes to Financial Statements
As of December 31, 2025 and 2024, and for the year ended December 31, 2025
Participant Accounts and Allocation of Income and Loss
Individual accounts are maintained for each participant of the Plan. Each participant's account is credited with the participant's contributions, employer contributions, and allocations of Plan earnings (losses) as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Investment Options
Participants direct elective contributions and discretionary employer matching contributions into a variety of fund options and Fastenal common stock. Changes to contribution allocations may be made by participants on a daily basis. Exchanges between investment options may also be made by participants on a daily basis; however, exchanges involving Fastenal common stock are subject to our Confidentiality and Securities Trading policy. Participants may elect to invest no more than 25% of the value of each incoming Plan contribution into our common stock. Subsequent participant-directed investment fund transfers into Fastenal common stock are not subject to this limit.
Payment of Benefits
On termination of employment with Fastenal and its subsidiaries (including termination of service due to death or retirement), a participant may generally elect to receive distribution equal to the value of the participant's account balance by a single lump-sum payment, two or more partial distributions (not to exceed four partial distributions during a plan year), or under installment payments paid monthly, quarterly, semi-annually or annually over a period that does not exceed applicable life expectancies.
Participants are also eligible to make in-service withdrawals from their account balance upon occurrence of certain events. In-service withdrawals are permitted if a participant is still employed and has reached age 59 1/2, has been called to active military service for more than thirty days, or has completed a rollover of funds into the Plan. Participants are also eligible to make hardship withdrawals in the event of certain financial hardships. In-service withdrawals are not eligible for installment payments. To the extent an account is invested in Fastenal common stock, a withdrawal or distribution can be in the form of Fastenal common stock or cash. However, any hardship distribution will be made in the form of cash.
Forfeitures
Forfeitures may be used as defined in the Plan document including to pay other miscellaneous Plan expenses or to reduce discretionary matching contributions to the Plan. The forfeiture account totaled $149,815 and $43,859 at December 31, 2025 and 2024, respectively. Total forfeitures used to pay Plan expenses in 2025 were $75,629.
Administrative Expenses
Fees associated with the fund options, such as investment management fees, are generally deducted from the investment fund, reducing the net returns of the investment fund. Recordkeeping, trustee/custodial services, and other administrative costs are paid quarterly using any applicable investment-related revenue, and any remaining amounts are paid by participants quarterly on a per capita basis. Fastenal pays for investment advisory services, audit fees, and adhoc administrative services.
Voting Rights
Each participant is entitled to exercise voting rights attributable to the shares of Fastenal common stock allocated to his or her account and will be notified prior to the time that such rights are to be exercised.
Fastenal will vote shares for which no directions have been timely received in proportion to the vote cast by participants who have responded timely.
Plan Termination
Although we have not expressed any intention to do so, we have the right under the Plan to discontinue our contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
Notes to Financial Statements
As of December 31, 2025 and 2024, and for the year ended December 31, 2025
(2)    Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting and in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risk and Uncertainties
The Plan offers a number of investment options to participants that are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Market risks include global events which could impact the value of investment securities, such as a pandemic or international conflict. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant accounts.
At December 31, 2025 and 2024, approximately 26% and 27%, respectively, of the Plan's total investments were invested in our common stock. The underlying value of our common stock is entirely dependent upon the performance of Fastenal and the market's evaluation of such performance. It is at least reasonably possible that changes in the fair value of our common stock in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.
Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Fair value is the sales price of an asset in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements.
Purchases and sales of investments are reflected on a trade-date basis. Net appreciation (depreciation) in the fair value of investments includes gains and losses on investments bought and sold, as well as held during the year. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.
Benefits
Benefit payments to participants are recorded upon distribution.
Excess Contributions Payable
The Plan is required to return contributions received during the Plan year in excess of the IRC limits. These amounts have been recorded as liabilities on the statements of net assets available for benefits.

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
Notes to Financial Statements
As of December 31, 2025 and 2024, and for the year ended December 31, 2025
(3)    Fair Value Measurements
Under Accounting Standards Codification (ASC) 820 Fair Value Measurements and Disclosures, various inputs are used in determining the fair value of the Plan's investments. These inputs are summarized in a hierarchy that segregates fair value measurements into three levels (Levels 1, 2, and 3), determined by the nature of input as follows:
•Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities. An active market is a market in which transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis. A quoted price in an active market provides the most reliable evidence of fair value.
•Level 2 – Other significant observable inputs, including quoted prices for similar securities in active markets, quoted prices for identical securities in markets that are not active, and other market-corroborated inputs.
•Level 3 – Significant unobservable inputs, including the Plan's own assumptions in determining the fair value of investments, based on the best information available in the circumstances.
The level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Valuation levels are not necessarily an indication of the risk associated with investing in those securities.
The following is a description of the valuation methodologies used for assets held and carried at fair value:
•Mutual funds – Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded. Mutual funds also include interest-bearing cash and money market funds.
•Fastenal Company common stock – Valued daily based on quoted prices from national exchanges.
•Stable value fund - The stable value fund has the characteristics of a structure similar to a mutual fund, therefore, its value is considered readily determinable. As such, the fair value of the stable value fund, based on the published net asset value and the resulting daily transactions of the fund, is reflected in the fair value hierarchy as a Level 2 investment.
•Common/collective trust funds - Common/collective trust funds have the characteristics of a structure similar to a mutual fund and are valued based on the readily determinable quoted market price that each fund publishes at the end of each day. While the underlying assets in a common/collective trust fund are actively traded on an exchange, the funds themselves are not, and therefore, are classified as Level 2 assets in the fair value hierarchy.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain instruments could result in a different fair value measurement at the reporting date.
The following tables present the level within the fair value hierarchy at which the investments are measured on a recurring basis as of December 31, 2025 and 2024:

	Fair value at December 31, 2025
	Level 1	Level 2	Level 3	Total
Mutual funds	$458,459,578	—	—	458,459,578
Fastenal Company common stock	316,565,240	—	—	316,565,240
Stable value fund	—	22,812,882	—	22,812,882
Common/collective trust funds	—	408,762,271	—	408,762,271
Total investments at fair value	$775,024,818	431,575,153	—	1,206,599,971

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
Notes to Financial Statements
As of December 31, 2025 and 2024, and for the year ended December 31, 2025

	Fair value at December 31, 2024
	Level 1	Level 2	Level 3	Total
Mutual funds	$403,598,461	—	—	403,598,461
Fastenal Company common stock	285,153,120	—	—	285,153,120
Stable value fund	—	22,628,532	—	22,628,532
Common/collective trust funds	—	327,713,114	—	327,713,114
Total investments at fair value	$688,751,581	350,341,646	—	1,039,093,227
(4)    Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2025	2024
Net assets available for benefits per the financial statements	$1,228,841,014	1,058,809,107
Excess contributions payable	4,870	1,987
Net assets available for benefits per the Form 5500	$1,228,845,884	1,058,811,094
The following is a reconciliation of contributions and investment income and total deductions per the financial statements for the year ended December 31, 2025 to the Form 5500:

Total additions per the financial statements	$260,577,779
2025 excess contributions payable	4,870
Total income per the Form 5500	$260,582,649

Total deductions per the financial statements	$(90,545,872)
2024 excess contributions payable	(1,987)
Total expenses per the Form 5500	$(90,547,859)
(5)    Tax Status
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated August 29, 2017, stating that the Plan is qualified under Section 401(a) of the IRC, and exempt from taxation. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified, and related trust is tax exempt. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. Therefore, no provision for income taxes has been included in the Plan's financial statements.
U.S. GAAP requires management to evaluate tax positions taken by the Plan and recognize a tax liability, or asset, if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
(6) Exempt Party-in-Interest Transactions
The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including Fastenal. Certain Plan investments are shares of our common stock and we are the Plan sponsor. Therefore, these transactions qualify as exempt party-in-interest transactions.
At December 31, 2025 and 2024, the Plan held 7,888,493 and 7,930,834 shares, respectively, of common stock of Fastenal (share information as of December 31, 2024 has been adjusted to reflect a two-for-one stock split effective at the close of business on May 21, 2025). During the year ended December 31, 2025, the Plan made purchases of $51,353,932 and sales of $53,356,148 of our stock. During the year ended December 31, 2025, the Plan recorded gross dividend income of $6,869,846.

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
Notes to Financial Statements
As of December 31, 2025 and 2024, and for the year ended December 31, 2025
(7)    Subsequent Events
Fastenal has approved two changes to the Plan that will be implemented in 2026, including the removal of the limitation of partial distributions during a plan year (currently limited to four in a year) and the addition of disaster relief in-service withdrawals, in accordance with the SECURE 2.0 Act, whereby individuals in federally declared disaster areas can withdraw amounts without the 10% early withdrawal penalty. The written amendment to reflect these operational changes will be adopted at a later date in accordance with applicable law and IRS guidance. There are no other subsequent events that require recognition or disclosure in these financial statements through June 4, 2026, the date these financial statements were issued.

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2025
Fastenal Company & Subsidiaries 401(k) and Employee Stock Ownership Plan, EIN 41-0948415, PN 001

(a)	(b) Issuer and Description	(c)Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current Value
	FIAM Core Plus Commingled Cl. F	Common/Collective Trusts	$10,143,783
	Invesco Stable Value Ret Cl. 1	Common/Collective Trusts	22,812,882
	Vanguard Target Retirement Inc	Common/Collective Trusts	1,841,990
	Vanguard Target Retiremt 2020	Common/Collective Trusts	2,513,488
	Vanguard Target Retiremt 2025	Common/Collective Trusts	11,726,186
	Vanguard Target Retiremt 2030	Common/Collective Trusts	28,010,087
	Vanguard Target Retiremt 2035	Common/Collective Trusts	40,681,977
	Vanguard Target Retiremt 2040	Common/Collective Trusts	46,738,126
	Vanguard Target Retiremt 2045	Common/Collective Trusts	64,560,490
	Vanguard Target Retiremt 2050	Common/Collective Trusts	64,780,913
	Vanguard Target Retiremt 2055	Common/Collective Trusts	51,731,935
	Vanguard Target Retiremt 2060	Common/Collective Trusts	51,094,521
	Vanguard Target Retiremt 2065	Common/Collective Trusts	31,146,228
	Vanguard Target Retiremt 2070	Common/Collective Trusts	3,792,547
*	Fastenal Company Stock	Common Stock	316,565,240
	American Capital World	Mutual Funds	73,515,949
	American Europacific Growth R6	Mutual Funds	40,758,694
	Carillon Eagle Mid Cp. Grth. R6	Mutual Funds	16,316,711
	Fidelity 500 Index Fund	Mutual Funds	176,782,428
	Fidelity Mid Cap Index	Mutual Funds	20,077,295
	Fidelity Small Cap Index Fund	Mutual Funds	17,771,230
	Fidelity US Bond Index Fund	Mutual Funds	18,730,350
	John Hancock Disciplined Val. R6	Mutual Funds	56,716,585
	T Rowe Price Intl Discovery I	Mutual Funds	6,544,595
	T Rowe Price Small Cap Stock I	Mutual Funds	13,872,174
	Vanguard Federal Money Mkt. Inv.	Money Market	16,765,483
	BLF FedFund	Money Market	591,795
	Pending settlement fund	Pending Settlement Funds	16,289
			$1,206,599,971

*	Denotes a party-in-interest.
Cost column is omitted as cost is not required for participant directed investments.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date:    June 4, 2026

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND
EMPLOYEE STOCK OWNERSHIP PLAN

By Fastenal Company, Plan Administrator

By	/s/ Sheryl A. Lisowski
Sheryl A. Lisowski, Executive Vice President - Chief Accounting Officer and Treasurer